UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

GLOBAL TRAFFIC NETWORK, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

37947B 10 3

(CUSIP Number)

William L. Yde III

Global Traffic Network, Inc.

880 Third Avenue, Sixth Floor

New York, NY 10022

(212) 896-1255

With a copy to:

Edward Rayner, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

(212-326-0110)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37947B 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William L. Yde III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Introductory Note:

This Amendment No. 9 (this “Amendment”) filed by William L. Yde III (the “Reporting Person”), amends the Schedule 13D originally dated April 3, 2006, as it has been amended from time to time (the “Schedule 13D”), filed by the Reporting Person, with respect to the common stock, $.001 par value per share (the “Shares”), of Global Traffic Network, Inc., a Nevada corporation (the “Issuer”). Notwithstanding this Amendment, the original Schedule 13D and the prior amendments speak as of their respective dates. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the original Schedule 13D and/or the prior amendments, as applicable.

Item 4.	Purposes of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

On September 28, 2011, the transactions contemplated by the Merger Agreement and the Contribution Agreement were consummated by the parties thereto. Pursuant to the Contribution Agreement, the Reporting Person contributed the Contribution Shares to Parent, which Contribution Shares were subsequently contributed by Parent through its subsidiaries to GTCR Gridlock Acquisition Sub, Inc. The remainder of the Shares beneficially owned by the Reporting Person were exchanged in the Merger for cash at the Offer Price pursuant to and in accordance with the Merger Agreement. As a result of the foregoing, the Reporting Person no longer beneficially owns any Shares.

Item 5.	Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this Amendment, the Reporting Person beneficially owns 0 Shares.

(b) Not applicable.

(c) The information set forth in Item 4 is incorporated herein by reference.

(d) Not applicable.

(e) On September 28, 2011, the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares. The reporting obligations of the Reporting Person with respect to the Shares pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 6.	Contracts, Agreements, Understandings With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following information:

As of the effective time of the Merger, the Contribution Agreement terminated in accordance with its terms, subject to certain survival provisions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2011	/s/ William L. Yde III
William L. Yde III